EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	FISCAL YEAR
	2014	2013	2012	2011	2010
EARNINGS
Earnings before noncontrolling interest and income taxes	$1,068	$784	$1,005	$1,019	$1,208
Plus fixed charges:
Interest expense (1)	85	81	73	70	67
Rent interest factor (2)	17	12	15	15	12
TOTAL FIXED CHARGES	102	93	88	85	79
EARNINGS BEFORE NONCONTROLLING INTEREST, INCOME TAXES AND FIXED CHARGES	$1,170	$877	$1,093	$1,104	$1,287
RATIO OF EARNINGS TO FIXED CHARGES	11.5	9.4	12.4	13.0	16.3

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.